SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

STEN Corporation

(Name of Issuer)

Common Stock, $0.01 par value

(Title of Class of Securities)

  85916A 10 1

(CUSIP Number)

April Hamlin

Lindquist & Vennum P.L.L.P.

4200 IDS Center

80 South Eighth Street

Minneapolis, Minnesota 55402

Telephone:  (612) 371-3211

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

December 31, 2007

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Page 1 of 5 pages

CUSIP No. 85916A 10 1		13D
1	NAME OF REPORTING PERSON: Kenneth W. Brimmer I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only):
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See instructions) PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Minnesota
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 179,810
	8	SHARED VOTING POWER 386,842
	9	SOLE DISPOSITIVE POWER 179,810
	10	SHARED DISPOSITIVE POWER 386,842
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 566,652
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 21.1%
14		TYPE OF REPORTING PERSON (See instructions) IN

Page 2 of 5 pages

CUSIP No. 85916A 10 1

Item 1.

Security and Issuer.

(a)

Title of Class of Securities:   Common Stock, $0.01 par value

(b)

Name of Issuer:  STEN Corporation (the “Company”)

(c)

Address of Issuer’s Principal Executive Offices:

10275 Wayzata Blvd S, Suite 310

Minnetonka, MN 55305

Item 2.

Identity and Background.

(a)

Name of Person Filing:   Kenneth W. Brimmer

(b)

Business Address:

10275 Wayzata Blvd S, Suite 310

Minnetonka, MN 55305

(c)

Principal Occupation or Employment:

Chairman and Chief Executive Officer of the Company

(d)

Conviction in a criminal proceeding during the last five years:   No

(e)

Subject, during the last five years, to a judgment, decree or final order enjoining securities laws violations:    No

(f)

Citizenship:   Minnesota

Item 3.

Source and Amount of Funds or Other Consideration.

Personal funds

Item 4.

Purpose of Transaction.

Purchase was made for investment purposes.

Item 5.

Interest in Securities of Issuer

(a)

Number and Percentage of Class beneficially owned:

As of December 31, 2007, Mr. Brimmer may be deemed to be the beneficial owner of 407,620 shares of common stock of the Company, which includes (i) 4,000 shares owned by Mr. Brimmer directly; (ii) 66,810 shares held by Mr. Brimmer through his IRA account; (iii) 270,000 shares held jointly with his spouse; and (iv) 66,810 shares held by Mr. Brimmer’s spouse in her IRA account.  Additionally, Mr. Brimmer is the beneficial owner of an additional 159,032 shares of the Company’s common stock consisting of options and

Page 3 of 5 pages

warrants exercisable within 60 days of December 31, 2007 and including (i) options held by Mr. Brimmer to purchase 105,000 shares of common stock; (ii) warrants to purchase 50,032 shares held jointly by Mr. Brimmer and his spouse; and (iii) warrants to purchase 4,000 shares of common stock held in Mr. Brimmer individually.

Pursuant to Rule 13d-3, Mr. Brimmer disclaims any interest of any kind, whether beneficial or otherwise, in the shares of the Company owned beneficially by his spouse or any other person.

Mr. Brimmer may be deemed to beneficially own an aggregate of 566,652 shares of common stock of the Company, which represents 21.1% of the Company’s common stock based upon 2,528,751 shares outstanding as of January 37, 2008 as reported in the Company’s Quarterly Report on Form 10-QSB for the period ended December 30, 2007.

(b)

Of the shares beneficially owned by Mr. Brimmer, he has sole power (individually or IRA) to vote or dispose of 179,810 shares (includes options and warrants exercisable within 60 days of December 31, 2007 to purchase 109,000 shares of the Company’s common stock).

Of the shares beneficially owned by Mr. Brimmer, he has shared power to vote or dispose of 386,842 shares (includes warrants exercisable within 60 days of December 31, 2007 to purchase 50,032 shares of the Company).

(c)

Transactions within 60 days:

The reporting person has made transactions in the issuer’s common stock within the prior 60 day period that were reported on Forms 4 filed under Section 16 of the Securities Exchange Act of 1934, as amended, and such information is incorporated by reference herein.

(d)

Ability to Direct the Receipt of Dividends or the Proceeds of Sale of Securities:

Not applicable.

(e)

Last Date on Which Reporting Person Ceased to be a 5% Holder:

Not applicable.

Item 6.

Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None

Item 7.

Material to be Filed as Exhibits.

None

Page 4 of 5 pages

Signature

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   February 14, 2008.

/s/ Kenneth W, Brimmer
Kenneth W. Brimmer

Page 5 of 5 pages